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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

NAVTECH INC
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
63935 Q 10 0
(CUSIP Number)
September 22, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 63935 Q 10 0

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alain Mallart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 698,670
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 698,670

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,670
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.42%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

CUSIP No. 63935 Q 10 0

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Finextern S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 698,670
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 698,670

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,670
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.42%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

NAVTECH, INC

(b)	Address of Issuer’s Principal Executive Offices

2340 Garden Road, Suite 207 Monterey, California 93940

Item 2

(a)	Name of Person Filing

Alain Mallart (“Mallart”) Finextern S.A. (“Finextern”) This filing amends the Schedule 13 g for an event dated September 22, 2004 filed by Mallart, Finextern and Net Mutation

(b)	Address of Principal Business Office or, if none, Residence

Mallart – 38 Avenue des Klauwaerts 1050 Brussels, Belgium

Finextern – 38 Avenue des Klauwaerts 1050 Brussels, Belgium

(c)	Mallart – France Finextern – Belgium

(d)	Common shares, per value $0.001 per share

(e)	63935 Q 10 0

Item 3

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)

Page 4 of 5 Pages

Item 4

(a)	Amount

Mallart – 698,670

Finextern – 698,670

(b)	Percent

Mallart – 15.42%

Finextern – 15.42%

(c)

(i)	Mallart — 0

Finextern – 0

(ii)	Mallart – 698,670

Finextern – 698,670

(iii)	Mallart – 0

Finextern – 0

(iv)	Mallart – 698,670

Finextern – 698,670

Item 6 – Not applicable

Item 7 – Not applicable

Item 8 – Not applicable

Item 9 – Not applicable

Signature

February 10, 2005
Date
/s/ Alain Mallart
Signature
Alain Mallart - Administrateur delegue
Name/Title

Page 5 of 5 Pages